Exhibit 99.1

Electra Meccanica Obtains Vehicle Consumer Rebate Designation From California Air Resources Board (CARB)

SOLO’s Participation In The Clean Vehicle Rebate Project Provides Consumers In California With a $900 Per Vehicle Rebate

VANCOUVER, British Columbia, May 06, 2019 (GLOBE NEWSWIRE) -- Electra Meccanica Vehicles Corp. (NASDAQ: SOLO) (“Electra Meccanica” or the “Company”), a designer and manufacturer of electric vehicles, today announced that the Company has received approval to participate in the Clean Vehicle Rebate Project, which will provide consumers who purchase a new SOLO EV in California with a $900 per vehicle rebate.

The Clean Vehicle Rebate Project (CVRP) promotes clean vehicle adoption by offering rebates for the purchase or lease of new, eligible zero-emission vehicles. As long as funds are available, eligible California residents can follow a simple process to apply for a CVRP rebate after purchasing or leasing an eligible vehicle.

The Center for Sustainable Energy administers CVRP throughout the state for the California Air Resources Board (CARB). CARB is a part of the California Environmental Protection Agency and exists to promote and protect public health, welfare and ecological resources through the effective and efficient reduction of air pollutants while recognizing and considering the effects on the economy of the state. CVRP funding is determined by an annual funding plan that is developed with public input and approved by CARB.

“This is a significant milestone for both the company and consumers throughout California,” explains Jerry Kroll, CEO of Electra Meccanica. “This rebate approval in California stands as a testament to California’s leadership in the fight to curb the effects of climate change while increasing the affordability of electric vehicles for its citizens. When paired with the ability to use the carpool lane on California highways, the SOLO is increasingly becoming a more attractive option for everyday travel. At a current price point of USD$16,250—which includes air conditioning—this rebate provides consumers with a significant cost savings upon purchase, not to mention the anticipated cost savings when compared to gasoline vehicles. I look forward to providing further updates on rebate eligibility in other states as that information becomes available.”

About Electra Meccanica Vehicles Corp.

Electra Meccanica is a designer and manufacturer of electric vehicles. The Company builds the innovative, all-electric SOLO, a single passenger vehicle developed to revolutionize the way people commute, as well as the Tofino, an elegant high-performance two-seater electric roadster sports car. Both vehicles are tuned for the ultimate driving experience while making your commute more efficient, cost-effective and environmentally friendly. Intermeccanica, a subsidiary of Electra Meccanica, has successfully been building high-end specialty cars for 60 years. For more information, visit www.electrameccanica.com.

Forward Looking Statements

Some of the statements contained in this press release are forward-looking statements and information within the meaning of applicable securities laws. Forward-looking statements and information can be identified by the use of words such as “expects”, “intends”, “is expected”, “potential”, “suggests” or variations of such words or phrases, or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements and information are not historical facts and are subject to a number of risks and uncertainties beyond the Company’s control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements, except as may be required by law.

Media Contact:
Sean Mahoney
(310) 867-0670
sean@ElectraMeccanica.com

Investor Relations:
Greg Falesnik
Managing Director
MZ Group - MZ North America
(949) 385-6449
greg.falesnik@mzgroup.us
www.mzgroup.us

Source: Electra Meccanica Vehicle Corp

Released May 6, 2019